Exhibit 99.1
XSEL ANNOUNCES APPOINTMENT OF RECEIVERS
Beijing, China, February 25, 2011— On February 25, 2011, Xinhua Sports & Entertainment Limited (“XSEL” or the “Company”) announced that Patriarch Partners Agency Services, LLC., in its capacity as Agent under a Credit Agreement with the Company dated October 21, 2008 (as amended), has appointed receivers over the property of the subsidiaries of the Company that hold, directly or indirectly, substantially all of the Company’s assets.
XSEL also announced that it expects NASDAQ to delist the Company’s American Depositary Shares (“ADSs”) on or about March 7, 2011, and that it intends to instruct the Company’s transfer agent to cease recording transfers of the ADSs on the same date. In connection with the anticipated delisting, the Company intends to submit a Certification of Termination of Registration on Form 15 to the Securities and Exchange Commission for the purpose of deregistering its securities under the Securities Exchange Act of 1934, as amended.
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Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” ''confident’’ and similar statements. Among other things, any quotations from management in this announcement contain forward-looking statements. Statements that are not historical facts, including statements about XSEL’s beliefs and expectations are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those contained in any forward-looking statements. Potential risks and uncertainties include, but are not limited to, risks outlined in XSEL’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. All information provided in this press release is as of the date hereof, and XSEL undertakes no duty to update such information, except as required under applicable law.